EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Twenty-six weeks ended		Fiscal Year Ended

	July 31, 2004	Aug. 2, 2003	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000

NET EARNINGS
Income from continuing operations	$92	$76	$209	$162	$111	$107	$59
Income tax expense	39	41	115	84	64	69	38
Interest expense, excluding capitalized interest	12	13	26	33	35	41	65
Portion of rents deemed representative of the interest factor (1/3)	90	83	179	165	158	155	170

	$233	$213	$529	$444	$368	$372	$332

FIXED CHARGES
Gross interest expense	$12	$13	$26	$33	$35	$42	$67
Portion of rents deemed representative of the interest factor (1/3)	90	83	179	165	158	155	170

	$102	$96	$205	$198	$193	$197	$237

RATIO OF EARNINGS TO FIXED CHARGES	2.3	2.2	2.6	2.2	1.9	1.9	1.4